December 18, 2006

Mr. John Cash
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0510

Re:    M/I Homes, Inc.
       Form 10-K for the fiscal year ended December 31, 2005
       Forms 10-Q for the period ended September 30, 2006
       File No. 1-12434

Dear Mr. Cash:

Enclosed for your review is a copy of our response to the comments and questions you asked in your letter dated November 17, 2006. For your convenience, we have repeated the question and supplied our response as an attachment to this letter.

As requested, we confirm to you the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in our filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

If you have additional comments, we will be happy to address them as well. You may contact me at (614) 418-8011, or Ann Marie Hunker, our Corporate Controller, at (614) 418-8225 if you have any questions regarding our responses.

Sincerely,

/s/ PHILLIP G. CREEK
Phillip G. Creek
Senior Vice President,
Chief Financial Officer
M/I Homes, Inc.

Form 10-K for the year ended December 31, 2005
Form 10-Q for the period ended September 30, 2006

MD&A

Reportable Segments

QUESTION NUMBER 1

We read in Note 18 to your December 31, 2005 financial statements and in Note 16 to your September 30, 2006 financial statements that you report your homebuilding operations in a single reportable segment called “homebuilding.” We read on page four of your Form 10-K that you sell homes in nine geographic markets. We read on page six of your Form 10-K that your homebuilding operations are organized into eleven homebuilding divisions to maximize operating efficiencies. We also note that the MD&A analysis of your results of operations in both your Form 10-K and your Form 10-Q that you analyze your homebuilding results based on three geographic regions, and that you disclose when certain markets have higher or lower gross margins. Given these disclosures, it appears that you may have discrete financial information on your homebuilding operations at a level below your current “homebuilding” reportable segment. Please explain to us how you have determined your operating segments under SFAS 131. Your response should identify those operating segments and identify your chief operating decision maker. Please also tell us what consideration you gave to reporting additional homebuilding segments.

RESPONSE TO QUESTION NUMBER 1

For the periods referred to above, we concluded, based on meeting the aggregation criteria described in paragraph 17 of SFAS 131 and other related available guidance, that we had one reportable “homebuilding” segment. As noted above, our homebuilding operations are organized in ten (previously eleven) homebuilding divisions. Each division equates to a geographic market, except in the Columbus market we have two (previously three) divisions. Each of our divisions has discrete financial information. Appendix A to this letter describes the determination of our Chief Operating Decision Maker (“CODM”), our determination of operating segments in accordance with paragraphs 10-15 of SFAS 131, our analysis process with respect to the aggregation criteria set forth in paragraph 17 of SFAS 131 and our ultimate conclusion on the aggregation of our divisions into one “homebuilding” reportable segment.

It should be noted, however, after September 30, 2006, we re-assessed our segment reporting requirements as a result of a change in our organizational structure. In October of 2006, we finalized a new regional operating structure, representing the way that management would organize the segments within the enterprise to make operating and resource allocation decisions, as well as assess performance going forward. The operating structure had been under review since the June 2006 departure of the Company’s Chief Operating Officer. The Company determined that it would not replace the position of chief operating officer, but would manage the business on a regional basis. The Company implemented a regional management structure for homebuilding, and is in the process of implementing information systems changes in order to generate regional financial reports for review by each region manager and the CODM. The regional structure consists of the following four regions: (1) Midwest, (2) Mid-Atlantic, (3) Florida North and (4) Florida South.

Based on this change in our management structure, in addition to recent changes in economic characteristics throughout the homebuilding industry and specifically within certain of our geographic markets, we re-evaluated SFAS 131 requirements as more fully described in Appendix B to this letter. Based on this updated evaluation, we have concluded that beginning in the fourth quarter of 2006, we have three “homebuilding” reportable segments.

Paragraph 34 of FASB 131 discusses the requirements to restate prior period segment information to correspond to the current segment reporting structure. This information should be presented in the first period during which the company is managed on the basis of the new organizational structure. In our case, the first period in which it is appropriate to restate our reportable segments is the fourth quarter of 2006. We plan to restate our reportable segments in our 2006 Annual Report on Form 10-K. Appendix C presents unaudited 2005 and 2004 annual results restated into our new “homebuilding” reportable segments.

Appendix A

Determination of Homebuilding Reportable Segments - September 30, 2006 and Prior

The following summarizes the Company’s process used to determine reportable segments.

1) Determine the CODM

Paragraph 12 of SFAS 131 states, “the term chief operating decision maker identifies a function not necessarily a manager with a specific title.” In our case the function concept applies as we determined that our Chief Operating Decision Maker (“CODM”) was made up of a group, the Chief Executive Officer, Chief Operating Officer and Chief Financial Officer. The CODM regularly reviewed the financial information of each homebuilding division, with particular focus on gross margins, as well as consolidated homebuilding financial statements. From an operational management perspective, each division has local management with oversight based on an individual division. The Chief Executive Officer had direct oversight responsibility for Columbus, Washington D.C, Tampa and Orlando while the Chief Operating Officer had direct oversight responsibility for Cincinnati, Indianapolis, Raleigh, Charlotte and West Palm Beach. The CODM held regular meetings with management of each division.

2) Determine operating segments

In accordance with paragraph 10 of SFAS 131, “an operating segment is a component of an enterprise:

(a) that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise),

(b) whose operating results are regularly reviewed by the enterprise's chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and

(c) for which discrete financial information is available.”

In addition to considerations from paragraph 10, we considered guidance in paragraphs 11-15. For the period ended September 30, 2006 and all prior quarterly and annual periods, we determined that we had the following “homebuilding” operating segments:

Columbus - M/I (1) Columbus - Showcase (1) Columbus - Horizon (1) (2) Charlotte Cincinnati Indianapolis Orlando Raleigh Tampa Washington D.C. West Palm Beach

(1) The Columbus divisions were organized separately from a product pricing standpoint, however the CODM reviewed the performance of these three divisions on an aggregated basis to evaluate the total Columbus market operating results. We will revise our disclosures prospectively to explain that CODM evaluates the Columbus divisions in total.

(2) Columbus - Horizon was merged into Columbus - M/I effective January 1, 2006.

Appendix A (cont.)

3) Determine reportable segments - homebuilding

We evaluated the aggregation criteria defined in paragraph 17 of SFAS 131 which states “two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of this Statement, if the segments have similar economic characteristics, and if the segments are similar in each of the following areas:

a.	The nature of products and services
(The Company’s products in each operating segment consist of single-family and townhome products.)

b.	The nature of the production processes
(The Company constructs all products in a similar manner, using subcontracted labor and materials and employing a general phase by phase construction of the product, with options tailored to each specific homebuyer.)

c.	The type and class of customer for their products and services
(While there is some diversity in the customer base (first-time buyer, move-up buyer, empty-nest buyer), the class of customer is virtually the same as they are seeking either a primary or secondary residence.)

d.	The methods used to distribute their products or provide their services
  (Marketing methods to all customers follows similar methods, including newspaper, billboard, television, radio and direct mail.)

e.	If applicable, the nature of the regulatory environment
        (While each local government presents slightly different regulatory requirements, in general the same regulatory environment exists for all operating segments.)”

With regard to similar economic characteristics for the homebuilding operating segments, we evaluated trends based on five years of historical gross margin percentages along with projected gross margin percentages. We concluded over the long-term, each operating segment exhibited normalized and similar patterns and trends - any anomalies in these trends were analyzed and determined to be temporary. In particular, the CODM focused on gross margin percentages (summarized below), which we believe is the best measure of long-term financial performance. From this analysis we concluded that the Company had one reportable “homebuilding” segment. We based this conclusion on the 2001 - 2005 five-year weighted average gross margin percentage of 19.5% for all of the homebuilding operating segments, and each operating segment, with the exception of Charlotte, was in the range of 18.2% - 22.7%. The Charlotte operating segment was slightly below that range, not because of economic factors relevant to that market as a whole, but because of a division management issue prior to 2003 that resulted in performance below the Company’s expectations. Following changes in management in our Charlotte division, and after allowing some time for improvements to have an impact, the Charlotte division is now performing in line with the Company’s expectations given the local economic factors of that market.

Appendix A (cont.)

The Company’s Washington, D.C. operations also experienced an anomaly in financial results in 2005, primarily due to a unique community mix that yielded much higher returns than our normal-recurring mix in that market.

Table 1

[MHO01 - data in Table 1 redacted pursuant to Confidential Treatment Requested by M/I Homes, Inc.]

Gross Margin %
Division	2005	2004	2003	2002	2001	5 Year Average

Appendix B

Determination of Homebuilding Reportable Segments - Effective Fourth Quarter of 2006

The following summarizes the company’s process used to determine reportable segments.

1) Determine the CODM

Paragraph 12 of SFAS 131 states, “the term chief operating decision maker identifies a function not necessarily a manager with a specific title.” In our case the function concept applies as we determined that our Chief Operating Decision Maker (“CODM”) is made up of a group, the Chief Executive Officer and Chief Financial Officer. Historically, the CODM regularly reviewed the financial information of each homebuilding division, with particular focus on gross margins, as well as consolidated homebuilding financial statements. Effective November 2006, the CODM is also reviewing the homebuilding operations on a regional basis, based on the new regional management structure. From an operational management perspective, each division continues to have local management with oversight based on an individual division. In addition, each of the Company’s new Regional Presidents has direct oversight responsibility of the divisions within their region. The Regional Presidents report to the Chief Executive Officer. The CODM holds regular monthly meetings directly with the Regional Presidents to discuss operating activities, financial results, forecasts, and plans for the segment.

2) Determine operating segments

In accordance with paragraph 10 of SFAS 131, “an operating segment is a component of an enterprise:

(a) that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise),

(b) whose operating results are regularly reviewed by the enterprise's chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and

(c) for which discrete financial information is available.”

In accordance with paragraph 14, of SFAS 131, “Generally an operating segment has a segment manager who is directly accountable to and maintains regular contact with the chief operating decision maker to discuss operating activities, financial results, forecasts, or plans for the segment. The term segment manager identifies a function, not necessarily a manager with a specific title. The chief operating decision maker also may be the segment manager for certain operating segments. A single manager may be the segment manager for more than one operating segment. If the characteristics in paragraph 10 apply to more than one set of components of an organization but there is only one set for which segment managers are held responsible, that set of components constitutes the operating segments.”

Appendix B (cont.)

Effective in the fourth quarter of 2006, the Company is being managed on a regional basis to make decisions about resources to be allocated to the regions and to assess performance. The CODM continues to monitor financial information at various levels, including division operating results and consolidated financial results; however, the CODM is now specifically evaluating the performance of the regions and holding regular meetings with the Regional Presidents to make operating decisions and assess performance. Because of this change in the management approach resulting from the creation of regional segment managers, we have determined that we have the following “homebuilding” operating segments based on the application of paragraph 14 of SFAS 131:

•	Midwest
•	Mid-Atlantic
•	Florida North
•	Florida South

3) Determine reportable segments - homebuilding

With respect to the operating segments defined above, we reviewed the aggregation criteria in paragraph 17 of SFAS 131. Florida North and Florida South were determined to have similar economic characteristics based on five-year historical and projected gross margins. They also exhibit similar employment trends, land acquisition and land constraints, and municipality behavior. In addition, we determined that all of the qualitative aggregation criteria set forth in paragraph 17 were also met. Based on the application of paragraphs 10-17 above, effective in the fourth quarter of 2006, we conclude that we have three “homebuilding” reportable segments - (1) Midwest, (2) Florida and (3) Mid-Atlantic. The factors that we considered in our evaluation include: (1) the change to the CODM due to departure of the Company’s Chief Operating Officer, (2) change to a regional management structure, and 3) the recent divergence in actual and projected gross margin percentages. The Company intends to restate historical segment information on the basis of these three reportable “homebuilding” segments in the Company’s 2006 Annual Report on Form 10-K. Our restated information on this basis for our 2005 and 2004 fiscal years, which was prepared manually, has been included in Appendix C.

4) Other considerations - homebuilding reportable segments

Given the fact that the Company implemented the new regional segment manager structure in the fourth quarter of 2006 and is still in process of modifying financial systems to produce management reports on a regional basis, we also evaluated the reportable homebuilding segments based on the Company’s nine geographic markets taking into consideration whether or not aggregation would still be appropriate based on current and projected economic characteristics within those markets. We performed this additional analysis, because as paragraph 74 of SFAS 131 states, “the Board recognizes that determining when two segments are sufficiently similar to justify aggregating them is difficult and subjective”. During 2006, the homebuilding industry has suffered from a major downturn, as has been widely publicized. As a result, during 2006 the Company started to experience a divergence in gross margin percentages within the nine geographic markets, which historically reported similar gross margin percentages.

Appendix B (cont.)

Once we entered into the fourth quarter of the year, which is typically the Company’s strong quarter for home closings and earnings, we determined that the current trends and divergence in the gross margin percentages were likely to be more long-term in nature, and it was unlikely that the changes in economic characteristics was a short-term anomaly.
Based on our evaluation of the projected gross margin percentages for 2006 (September 30, 2006 year-to-date actual results plus projected results for the fourth quarter of 2006) and our preliminary view of gross margins for 2007 using average gross margins in backlog, we believe that our geographic markets will not exhibit similar economic characteristics and do not believe it is appropriate to aggregate these operations into one reportable homebuilding segment. We have determined, based on our current review of gross margin percentages, that aggregation of certain operating segments is appropriate, in accordance with paragraph 17 of SFAS 131.

Table 1

[MHO02 - data in Table 1 redacted pursuant to Confidential Treatment Requested by M/I Homes, Inc.]

Gross Margin %
Region/Division	2006 Annual Projection (1)	October 2006 Average in Sales Backlog

(1) Based upon September 30, 2006 year-to-date results plus projected results for the fourth quarter of 2006.

Based on the application of paragraphs 10-17 above, we also conclude under a strict market aggregation approach (paragraph 17 emphasis), without consideration for the new region management structure (paragraph 14 emphasis), that we have three reportable “homebuilding” segments - (1) Midwest, (2) Florida and (3) Mid-Atlantic. As previously mentioned, the Company intends to restate historical segment information on the basis of these three reportable “homebuilding” segments in the Company’s 2006 Annual Report on Form 10-K. Our restated information on this basis for our 2005 and 2004 fiscal years, which was prepared manually, has been included in Appendix C.

Appendix C
Segment Information Restated Based on New Regional Structure

In accordance with SFAS 131, the Company intends to restate the homebuilding segment information in the 2006 Annual Report on Form 10-K as follows:

[MHO03 - segment specific data in Appendix C redacted pursuant to Confidential Treatment Requested by M/I Homes, Inc.]

	Year Ended December 31,
	2005	2004
(In thousands)	(Unaudited)	(Unaudited)
Revenue:

Total revenue	$1,347,646	$1,174,635

Operating income:

Total operating income	$ 175,535	$ 159,639

Interest expense (income):

Total interest expense	$ 14,108	$ 8,342

Total income before taxes	$ 161,427	$ 151,297

Income taxes:

Total income taxes	$ 60,642	$ 59,763

Assets:

Total assets	$1,326,678	$ 978,526

Investment in unconsolidated LLCs

Total investment in unconsolidated LLCs	$ 49,929	$ 23,093

Appendix C (cont.)

[MHO03 (cont.) - segment specific data in Appendix C redacted pursuant to Confidential Treatment Requested by M/I Homes, Inc.]

Year Ended December 31,
	2005	2004
(In thousands)	(Unaudited)	(Unaudited)
Depreciation and amortization:

Total depreciation and amortization	$ 4,498	$ 2,448

Capital expenditures:

Total capital expenditures	$ 3,845	$ 1,684